

Franz Hochstrasser · 2nd

Chief Executive Officer and Co-Founder

Talks about #esg, #climatetech, #climatechange, #climatesolutions, and #sustainablefinance

Washington, District of Columbia, United States · Contact info

https://www.raisegreen.com/

5,821 followers · 500+ connections

12 mutual connections: Jeff Dion, Tzakhi Freedman, and 10 others

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Raise Green

Yale University

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Highlights

Raise Green Investor Day — January 24, 12pm ET
Franz is speaking at this event

Featured

Post
The US Department of Energy invited me to speak today on…


National Community Solar Partnership
ANNUAL SUMMIT
Community Solar's Time to Shine
JANUARY 19, 2023
San Diego, CA & Virtual

2023 National Community Solar Partnership Annual…
energy.gov · 2 min read
43 · 9 comments

Post
The Raise Green community is growing quickly, with our lates…


Raise Green
presents
Investor Day:
Powering
The Change

Raise Green Investor Day — January 24, 12pm ET
21

Post
Happy New Year! Glad to see that real disposable income is…



22 · 2 comments

Activity

5,821 followers

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Franz Hochstrasser posted this · 4d

The US Department of Energy invited me to speak today on Access to Capital to Accelerate Equitable Deployment at the National Community Solar Summit! …show more



2023 National Community Solar Partnership Annual Summit
energy.gov · 2 min read

43 · 9 comments

Franz Hochstrasser reposted this · 1w

It's happening!



Secretary Granholm joins MSNBC's Chris Hayes

27 · 3 comments

Franz Hochstrasser reposted this · 1w

The Raise Green community is growing quickly, with our latest raise filling 4x faster than we've ever seen before! …show more



Live tomorrow · 9:00 AM
Raise Green Investor Day — January 24, 12pm ET

21

Franz Hochstrasser reposted this · 1w

Y'all, the climate crisis is not going to solve itself, especially when our carbon pollution is still going UP by 1.3% last year. Don't take my word for it, the folks at Rhodium Group are the best in the business at origin …show more



Extreme weather caused 18 disasters in US last year, costing $165bn
theguardian.com · 4 min read

20 · 2 comments

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About

Sustainable finance for inclusive growth.

Crowdfunding affordable clean energy for low-income residents.

...see more

Experience

CEO and Co-Founder
Raise Green · Full-time
Apr 2018 - Present · 4 yrs 10 mos
Washington, District of Columbia, United States

Raise Green: A marketplace for local impact investing. We sell securities for clean energy and climate solution projects that provide essential services to communities. ...see more

www.raisegreen.com
Raise Green: A marketplace for local impact investments: Start your own sustainable side hustle by creating and/or financing a local solar project.

Lecturer
Yale School of the Environment · Part-time
Feb 2022 - Present · 1 yr
New Haven, Connecticut, United States

Teaching a course called Financing Decarbonization

CEO and Co-Founder
New Haven Community Solar, LLC
Jul 2018 - Present · 4 yrs 7 mos
New Haven, Connecticut



Teaching Fellow
Yale School of Management
Jan 2019 - Jun 2019 · 6 mos
New Haven, CT

Research Associate
Yale University
Jan 2017 - Jun 2019 · 2 yrs 6 mos
New Haven, Connecticut

Yale Program on Climate Change Communications

Home
Public opinion polls on climate change knowledge, attitudes, policies, and behavior.

Show all 22 experiences →

Education

Yale University
Master's degree, Environmental Management, Sustainable Finance, Climate Change & Energy, Business & Entrepreneurship
2016 - 2018

University of California, Santa Cruz
B.A; B.A, Politics; Linguistics; German language proficiency
2003 - 2007

Skills

Policy Analysis

Endorsed by Ashley N. P. Allen and 13 others who are highly skilled at this

Endorsed by 6 colleagues at U.S. Department of State

83 endorsements

Politics

Endorsed by Todd Williamson and 2 others who are highly skilled at this

Endorsed by 2 colleagues at U.S. Department of State

60 endorsements

Public Policy

Endorsed by Yeshimebet A. and 6 others who are highly skilled at this

Endorsed by 2 colleagues at U.S. Department of State

49 endorsements

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Recommendations

Received Given

Nothing to see for now
Recommendations that Franz receives will appear here.

Honors & awards

IDC Future of Digital Innovation Award - Finance and Insurance
Issued by International Data Corporation · Jun 2021

Associated with Raise Green

Raise Green has been named a winner in the inaugural IDC Future of Digital Innovation Awards, designed to highlight successful Digital Innovation projects and initiatives. Raise Green was named a winner in the ...see more

Re-SET Social Impact Accelerator Venture Showcase
Issued by Re-SET Social Enterprise Trust · Jun 2019

Associated with Raise Green

First prize, and Audience choice award

CTNext Entrepreneurship Innovation Award
Issued by CTNext · Jan 2019

Associated with Raise Green

Show all 6 honors & awards →

Interests

Top Voices | Companies | Groups | Schools



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Sustainability, business development, social entrepreneurship, impact investment, #sustainabledevelopment #impactmeasurement
31,194 followers
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Jason Calacanis · 2nd
jason@calacanis.com - Entrepreneur, Angel Investor, Author
653,730 followers
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